Enterra Energy Trust Announces 2008 Financial and Operating Results

and Filing of Annual Information Form

Calgary, Alberta – (Marketwire – March 30, 2009) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces its financial and operating results for the year ended December 31, 2008.

Overall, 2008 was a positive year for Enterra both financially and operationally. Corporate goals involved a focus on debt reduction, together with improved cost controls and enhanced operational efficiency. Blaine Boerchers, Enterra’s Chief Financial Officer noted “we have consistently stated that our primary objective was debt reduction during 2008 and we’ve made extremely positive progress on that front by reducing our net debt by $115.8 million during the year to $52.4 million. Financially, other positive accomplishments included funds from operations of $107.3 million or $1.74 per unit.  The Enterra team is very proud of the results and accomplishments it has achieved this year.”

2008 Highlights

•

Total bank debt was decreased to $95.5 million, a reduction of $76.5 million during the year, and has been further reduced by $15.5 million since the end of 2008 and currently is approximately $80.0 million.

•

Net debt was reduced to $52.4 million from $168.2 million at the end of 2007.  This is a decrease of 69 percent.

•

Funds from operations grew by 48 percent year over year to $107.3 million compared to $72.7 million for 2007.

•

Production averaged 10,283 boe per day a decrease of 17 percent, despite the disposition of certain producing properties during the first half of the year.

•

Finding and development costs for proven reserves (excluding FDC) declined by 56 percent to $7.44/boe from $16.74/boe.

•

Finding and development costs declined by 25 percent to $8.24/boe (P+P excluding FDC) from $10.93/boe.

•

Reserves produced during 2008 were replaced on a proved plus probable basis, through an effective capital spending program and the negotiation of new marketing agreements in Oklahoma.

Enterra’s bank borrowing currently sits at approximately $80.0 million, which is less than 60 percent of its current senior credit facility of $135.0 million.  The Bank Syndicate completed its last borrowing base review in November 2008 and had determined that Enterra’s reserves would support a borrowing base above the $135.0 million at that time.  Year over year, Enterra has a much improved balance sheet from last year and management has confidence that the Trust has sufficient cash and adequate availability in its debt facility to manage through the current uncertain economic environment.

Don Klapko, Chief Executive Officer added, “We are continuing to manage our cash very conservatively to maintain the positive momentum we built up during 2008 as we worked towards rebuilding Enterra’s financial credibility and consolidating the Trust’s financial position.  We believe Enterra now has the financial flexibility to exploit strategic growth prospects not only by expanding its internal prospect drilling inventory, but also by identifying accretive external acquisition opportunities.  With that in mind, despite continued challenges within both commodity and equity markets, I am increasingly optimistic about Enterra’s future and the opportunities in front of the Trust.”

2008 Financial and Operational Summary	Year ended December 31
In thousands of Canadian dollars except where noted	2008	2007	Change
Revenues (1)	$255,268	$223,828	14%
Funds from operations (2)	$107,345	$72,688	48%
per unit – basic	$1.74	$1.22
Net income (loss)	$7,061	($142,036)
Income (loss) per unit – basic and diluted ($/unit)	$0.11	($2.38)
Net debt (3)	$52,389	$168,209	(69%)

Proved plus probable reserve volumes (mboe)	26,699	30,259	(12%)
Finding, development and acquisition cost per boe (proved reserves, excluding future development costs)	$7.44	$16.74	(56%)
Finding, development and acquisition cost per boe (proved plus probable reserves, excluding future development costs)	$8.24	$10.93	(25%)
Operating recycle ratio (proved plus probable reserves, excluding future development costs)	4.47	2.30	94%

Units outstanding
Weighted average units outstanding (4) (000s)	61,661	59,766
Units outstanding at period end (000s)	62,159	61,436
Average Daily Production
Oil and NGLs (bbls/day)	3,756	4,698	(20%)
Natural Gas (mcf/day)	39,162	46,378	(16%)
Total (boe per day)	10,283	12,428	(17%)

Average sales price realized per boe	$67.83	$49.34	37%
Royalties per boe	$15.50	$10.00	55%
Production expense per boe	$14.80	$13.67	8%
Transportation expense per boe	$0.66	$0.52	27%
Operating netback (2) per boe	$36.87	$25.15	47%
G&A expense per boe	$4.21	$4.50	(6%)
Cash interest expense per boe	$4.04	$4.46	(9%)
Other cash costs per boe	$0.10	$0.17	(41%)
Cash flow netback (2) per boe	$28.52	$16.02	78%

(1)

Excludes unrealized mark to market gain or loss.

(2)

Funds from operations, operating netback and cash flow netback are non-GAAP financial measures. Refer to “Non-GAAP Terms” in the Trust’s Management’s Discussion and Analysis (“MD&A”).

(3)

Net debt is a non-GAAP term and includes total bank debt less long-term receivables less current assets plus current liabilities (excluding commodity contracts and future income taxes).

(4)

Basic see note 10 in Notes to Financial Statements

The Trust’s complete audited consolidated financial statements, accompanying notes, MD&A and Annual Information Form for the year are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast on Thursday, April 2, 2009 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s 2008 results. To access the call, please dial 1-866-225-0198 or 416-340-8018 in Toronto. A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com. A replay of the conference call will be available until 11:59 p.m. MT, April 9, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 1226645#.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 53 percent natural gas and 47 percent crude oil and natural gas liquids.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers

Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com

ENT 2008 Q4 Financial Results v20090326.doc